Exhibit 17.2

FROM THE DESK OF

Alexander Bafer

July 31, 2020

To the Directors of Facebank Group, Inc.:

It is with both pride and optimism that I submit my resignation as a director of Facebank Group Inc., and from all other positions within the parent or any of it’s subsidiaries, effective as of the close of business today July 31, 2020. I have truly enjoyed my years in leadership at Facebank, especially these most recent months as we have worked together to position our company for the many opportunities made possible by our merger with fuboTV.

I am, of course, happy to see that our very capable management team will have the support of such an impressive group of individuals, such as yourselves, that comprise our evolving board of directors.

Thank you all for your service.

Sincerely,

/s/ Alexander Bafer
Alexander Bafer

5550 GLADES ROAD SUITE 500 BOCA RATON, FL 33441